Exhibit 16.1

February 25, 2011

Office of the Chief Accountant
Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements included under Item 4.01 in the Amendment to Form 8-K dated February 25, 2011 of China Growth Corporation to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal and our audits for the years ended June 30, 2010 and 2009, and our reviews of interim financial statements. We cannot confirm or deny that the appointment of Ham, Langston & Brezina, LLP was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

PMB Helin Donovan, LLP

/s/ PMB Helin Donovan, LLP